Exhibit (a)(5)(x)

THE FOLLOWING IS A TRANSCRIPT OF A CONFERENCE CALL AND WEBCAST OF THORNBURG MORTGAGE, INC. FROM AUGUST 1, 2008.

MANAGEMENT DISCUSSION SECTION

Operator: Hello and welcome to the Thornburg Mortgage exchange offer conference call. All participants will be in a listen-only mode. There will be an opportunity for you to ask questions at the end of today’s presentation. [Operator Instructions] Please note this conference is being recorded. Now I’d like to turn the conference over to Larry Goldstone. Mr. Goldstone, the floor is yours, sir.

Larry A. Goldstone, President and Chief Executive Officer: Very good, thank you much, Mike, and good morning everyone, thank you for joining. We are doing both a telephone conference call and a webcast this morning so that – and there will be slides that we’ll talking from that are available on the webcast. I would refer you to the press release that the company issued if in fact you’re not logged on there, and would like to follow along with the press release. I’m sorry, with the slides.

That said, we’re going to spend some time this morning talking about the tender offer for our preferred shares. And I think to sort of tick that off, number one, there is a Safe Harbor statement, to the extent that we issue or discuss forward-looking statements, there is a Safe Harbor for that, that’s what the disclaimer provides for.

The second thing I want to point out, on the second page of the disclaimer, is the fact that there are two places to go for information. You can call the company if in fact you need information specifically about the terms and conditions and have questions about various aspects of the tender offer related to what we’re exchanging for and what the terms and conditions of the exchange are. If you want information, like more documents or documents to submit and other operational sorts of questions, we have engaged Georgeson, Inc. as our information agent, and they can be reached at the phone numbers that you see in this presentation as well.

So again, questions specifically about the tenders to be directed at the company; operational and mechanical issues related how to get shares tendered should be directed to Georgeson, Inc. We also have a website called thornburgmortgagetender.com, lots of information is included in that website. This presentation ultimately will be recorded and replayed on that website, the slides will be on that website, all of the documents that you would need, the proxy statement and everything you need to tender your shares are going to be on that website along with information and Q&A. So there’s lots of availability of information out there.

Going to page five, I don’t want to spend a whole lot of time dwelling on a lot of specific events other than to suggest that over the course of the last year, the secondary market for mortgages – meaning the segment of the mortgage market where mortgage securities or mortgages are securitized and then they are bought and sold amongst investors – has basically failed.

And particularly, that has failed for that segment of the market where there is no significant government support, meaning, if it’s outside of the world of Fannie Mae or Freddie Mac or the FHA/VA, liquidity and secondary mortgage market investing has basically come to a standstill over the last 12 months.

And in the March – sorry, the February/March timeframe, that was probably the second leg of what I would describe today as a three-leg down-trade or downdraft in liquidity in the mortgage industry and the mortgage space. But in February, there were a number of events that negatively affected the company. Number one, a significant decline in AAA-rated mortgage securities backed by Alt-A collateral as a result of some disclosures on the part of Alt-A investors, indicating that there was substantial supply that had not been previously disclosed that was going to be sold into the marketplace. That caused prices of those AAA-rated securities to plummet precipitously.

The company does borrow money in the reverse re-purchase agreement market. It pledges its mortgage securities and it borrows based upon the fair market value of those securities. And as those mortgage securities prices declined, the company was in receipt of a number of margin calls, first between February 14 and February 27, all of which the company met. On February 28, the company filed its 10-K. But then, beginning on February 29 and in part as a result of the filing of that 10-K and some disclosure information in the 10-K along with some additional problems that were being evidenced in the mortgage space in general, the company saw a further deterioration in the price of its mortgage securities and received another $714 million in margin calls, of which it could not meet a majority of those. Additionally, as a result of those margin calls, the company reevaluated its 10-K filing and concluded that that filing probably was not accurate in light of the substantial liquidity issues that the company was facing. So it elected to restate its earnings and refile its 10-K.

Probably the most significant event in that February/March timeframe was the fact that the company was able to approach its lenders and negotiate what we call an override agreement, which basically replaced or overrode our reverse repurchase agreement agreements. We signed that on March 17, and had it not been for that negotiation we would not have been able to raise the money that we needed in order to keep the company at least alive, which is what we are today.

In that February and March timeframe, there were a number of activities taken by the company, or steps taken by the company, in order to preserve shareholder value, in order to meet its margin calls, and in order to fend off what was a very, very difficult market environment. We sold $2.7 billion in assets in order to raise cash and reduce our borrowings under reverse repurchase agreements. We unfortunately were put in default under other reverse purchase agreements. And those lenders liquidated another $1.6 billion of assets as recourse for our default situation; all of that was at a loss.

Additionally, we issued another $922 million of collateralized mortgage debt as a way to improve our capital efficiency and increase liquidity and reduce our reverse repurchase agreement and warehouse debt financing. And we sold $200 million of preferred and common stock. Unfortunately, all of those activities were not enough, given the absolutely significant and horrific decline that we were seeing in mortgage securities prices in the marketplace.

In addition, the company went out and tried to offer common stock and convertible debt. We talked to private equity firms about private equity offerings. We considered bankruptcy. We considered selling the company to a number of different high profile investors and banks, of which there were no takers. We considered liquidating all or a portion of the company’s assets at distressed prices, which we viewed as not possible or practical and not preserving any shareholder value. And we lobbied the Federal Reserve and other banks for discount window access, because virtually all of our assets are eligible to be pledged to the discount window. All of that was to no avail.

Additionally, in order to preserve cash and preserve liquidity, the company cancelled its preferred dividend on April 22. Again, all of these steps were not sufficient to get the company back into compliance with all of its agreements, with its reverse repurchase agreement counterparties.

Many of these initiatives failed. The public offering failed due to lack of investor interest. Privately equity investors elected not to invest in the company, at least not in early March. Bankruptcy was not an option, or at least not a viable option, because a bankruptcy is a default under a reverse repurchase agreement lending arrangement, and that would have triggered an immediate liquidation of all of the company’s assets. There were no acquisition candidates or merger candidates out there, and we tried to – we had exhausted the $500 million and the $200 million that we raised, both in the August and the January timeframe.

So there really weren’t any viable options out there. As I said, the most important issue for the company was, first and foremost, the successful negotiation of this overwrite agreement with our reverse repurchase agreement counterparties. Essentially, it’s a one-year agreement. It covered $5.8 billion of reverse repurchase agreement debt and $17 billion of auction swaps that we have.

Five of our lenders, or reverse repurchase agreement counterparties, agreed to participate: Bear Stearns, which is today JPMorganChase, Citigroup, Credit Suisse, Greenwich Capital Markets and UBS. This in effect was our substitute agreement for bankruptcy protection. Effectively, this gave us a year to deal with and restructure our balance sheet, and we are in the process of going through that process today.

Essentially, we got two benefits out of this. Number one, we got a reduction in the margin requirements that we were required to host for the reverse repurchase agreement debt we had incurred. And, secondarily, the repo lenders agreed to suspend their rights to make additional margin calls in the event that there were further deteriorations in the mortgage-backed securities prices for this one-year time period. And in fact since March, we’ve seen another substantial deterioration in mortgage securities prices.

On the other hand, we had to meet certain conditions, the most important of which was we had to raise $950 million – $948 million of net proceeds in the form of new capital, and we had to use a little bit more than half of those funds to meet what was then a $525 million outstanding margin call with these five different lenders. And all of that was, in fact, successfully accomplished.

On page 8, you can see that in three different offerings, one of common, one of convertible debt, we were unsuccessful in raising the required $948 million. But the senior subordinated note transaction, which was conducted and successfully executed after the failing of the public convertible note transaction late March, did in fact get us $1.35 billion of new capital in the form of senior subordinated debt, and that was sufficient to meet the capital raise requirement that was part of the override agreement.

And I should also suggest that in the override agreement, which was dated March 17, I believe we had three or four days to raise the capital and another four days to close that transaction. So we had a very, very short window in which to operate at that point in time. We were able to execute or negotiate a couple of extensions that allowed us to complete this transaction by the end of March.

But this financing transaction was, number one, highly dilutive for shareholders, and secondarily, very, very complicated. There were a number of different component parts to this financing transaction. Number one, there was the sale of debt securities, Senior Subordinated Secured Notes, that are due in March of 2015. There was additionally a sale of warrants, which allowed these investors to buy the company’s common stock at $0.01 per share.

There was the third feature, which was called a Principal Participation Agreement. In essence, this was a protection that these investors needed to have in the event that certain requirements that required shareholder approval, or preferred shareholder approval, were not successful – were not accomplished, this would ensure that these new investors would at least get their money back and in fact even earn a return on that money. And, finally, there was a tender offer of the preferred shares required, and $200 million of the initial funds were placed in ESCROW to fund the exchange offer, which is what we’re talking about today.

Talk a little bit about each of these component parts to this transaction. The senior subordinated notes in the amount of $1.35 billion were issued. 200 million of those funds were placed in ESCROW, the other 1.150 billion issued to the company. They contained an initial interest rate of 18%. That interest rate was very, very high and in fact can be reduced to 12% so long as the company accomplishes a couple of different things.

Number one, we had to increase the number of authorized shares by 3.5 billion shares, which we successfully completed at the Annual Shareholder Meeting on June 12. Secondly, in order to get that interest rate reduction, we have to complete the successful tender or exchange of all of our outstanding preferred stock. And we have $188.6 million in escrow to fund that tender offer, and the deadline for that is September 30, although we hope to be completed with the tender offer well before September 30.

And then finally – which is more of an administrative matter, once the shares are authorized and a tender is successfully completed, we have to issue additional warrants to the participants of the Principal Participation Agreement and the subscribers to the escrow funds, and once those warrants are issued, then we will be able to cancel the Principal Participation Agreement.

But in addition, we will also get a reduction in the interest rate on the senior subordinated notes, the interest rate will drop, as I said, from 18% to 12% and that will save the company about $69 million a year in interest expense. These senior subordinated notes are senior for the existing 8% senior notes – I’m sorry, they are junior to the existing 8% senior notes – and they are senior to the existing subordinated notes that are on the company’s books. This is a secured financing along with the senior notes being secured as part of this transaction as well.

It is a non-callable debt issuance, but it is putable, so there would be a change in control on the maturity date of March 31, 2015. And in fact, for those of you that don’t know, the senior subordinated notes are now trading freely in the market as a result of a filing that we completed either on Wednesday – Wednesday evening of this week, or Wednesday of this week.

The second component to this financing transaction was the issuance of warrants. In essence, the new investors wanted 90% ownership of the company when all was said and done. And at the time, the company did not have enough authorized shares in order to issue warrants to the new investors in order to satisfy that 90% ownership position. The company had 168 million warrants available that it gave as initial warrants to the senior subordinated note holders. Those warrants have all been exercised and are now being held in the form of common shares.

The company had another 29 million authorized shares available to place into escrow for those folks who put money in the escrow account to successfully fund the tender offer. But once we had issued the 168 million plus the 29 million of warrants, the company was out of authorized shares of common stock.

And so at the shareholder meeting in June, we had to get an additional 3.5 billion shares authorized, and once that happened, the – 2.5 billion of those shares are spoken for; they’re going to be issued to the senior subordinated note holders and to the preferred shareholders as part of the, and upon successful completion of the exchange offer.

Those warrants all must be exercised as soon as possible after they’re issued, and the exercise price is $0.01 per share. So ultimately, new investors are going to own roughly 90% of the company. Preferred shareholders will own roughly 5% of the company. And the original common shareholders will own approximately 5% of the company as well. Those are round numbers depending upon what actually happens with respect to the tender offer.

The final piece of the financing transaction was the Principal Participation Agreement. And as I said, this was essentially an insurance policy for the new senior subordinated note holders to give them confidence that they could invest money in the company knowing that there had to be a couple of the events occur after they made their investment that would be important to them. And if those events didn’t happen, then this Principal Participation Agreement would remain in effect, and it would effectively allow them to recapture their investment over time.

So it is a seven year agreement, the investors paid $100 million for this agreement. And essentially, it is the right for these new investors, the senior subordinated note holders, to receive the monthly principal payments on our mortgage securities portfolio that are currently being financed in reverse repurchase agreement transactions.

Now until March of 2009, all of those monthly principal payments had been pledged to the reversed repurchase agreement lenders, and they’re being used to pay down net debt financing. But after March of 2009, those principal payments would be directed to the participants of the Principle Participation Agreement, which are essentially the same group has invested the $1.35 billion.

And they will then begin to collect all of the principal payments on those that are being thrown off by those mortgage securities until March 31, 2015. At that point in time, whatever Mortgage securities’ collateral remains will be sold and the proceeds from that will be paid to the principal participation holders as well. So effectively, all of the cash flow from the company from now until 2015 would be directed either to the repo lenders or the Principal Participation Agreement participants, if the tender offer is not successfully completed, and there would be in fact no value left for preferred shareholders.

In order to terminate that principle participation agreement, because we do have the ability to terminate it, we had to have shareholder approval to increase the authorized number of shares that has been successfully completed. We have to successfully tender for our preferred stock – we’ll talk about what that means in a minute – and then we have to issue all of the additional warrants that are due to the new investors. And then we can cancel this very onerous Principal Participation Agreement, and that will help the company return to normalized business operations.

The tender offer consists of the following: originally, the terms of the tender offer require that we tender for 90% of all of the outstanding shares; however, we have amended that and now – so long as we tender for 66.666% of all of the shares, and 66.666% of each series of preferred stock, that would be considered a successful tender offer. Preferred shareholders are going to receive $5 in cash, plus 3.5 shares of common stock for each preferred share tendered.

If all of the outstanding shares were tendered for, that would be a total of $220 million, and that would amount to 5% fully diluted equity position in the company. If preferred shareholders agree to tender, the Principal Participation Agreement would go away, we think that would pave the way for potential future share price appreciation of the common stock, and it would give them the right for future common dividends as well. We have extended the deadline for the exchange offer, we’d like to complete the exchange offer by August 21, but we technically have until September 30 of this year to complete the exchange offer.

Here you can see that the series C, series D, series E and series F are all trading just under $5 a share today. We are offering $5 of cash plus 3.5 shares of common stock, that’s a total consideration of $5.98. So there continues to be a fairly attractive arbitrage opportunity and some appreciation, versus where the preferred stock is trading today.

In addition to tendering for the preferred shares, we are also asking our preferred stock investors to at the same time agree to amend the terms of the preferred stock that are outstanding. Today, you can see that the preferred stock shareholders have a number of rights available to them. They have a right to accrue to unpaid dividends, dividends are cumulative, they have a right to be senior in ranking to the common stock, they have a right to elect two Board members if the dividend is unpaid for six quarters, they have a dividend preference over common stock, et cetera.

Well, the amendments that we’re asking to be approved – and these have already have been approved by the collective preferred stockholders who have common voting rights, plus our common shareholders, so that class of investors have already approved these amendments. We’re essentially going to be eliminating the majority of those rights. And after the amendments, preferred shareholders will only have two rights – the right to vote on proposals that affect their series of preferred stock, and they will have a liquidation preference of $25. But otherwise, they will have no right to a common dividend – I’m sorry, no right to a dividend before a common is paid, no right to cumulative dividends, no rights for electing Directors, et cetera. So essentially, we’re going to be eliminating many of the preferred shareholders’ rights as part of this tender offer.

If the tender offer fails, if the exchange offer fails, the Principal Participation Agreement will remain in effect. It is in effect today. That means that 100% of the monthly principal payments on all of our mortgage securities collateral would be turned over or paid to the senior subordinated note holders. That includes all of the cash flow, all the principal payments that are being generated by the collateralized mortgage debt. Because of that debt financing has been issued and those were only AAA’s that have been issued. All of the junior or subordinate classes have been financed by our reversal purchase agreement borrowers, and so they will get those principal payments as well. So essentially, 100% of the principal cash flows for the company are going to go to the senior subordinated note holders, if in fact the preferred shareholders elect not to tender.

Those payments will continue to be flowing through those investors until March of 2015, and those payments do not reduce the company’s debt obligations. So these payments won’t be used to pay down the $1,150 million of senior subordinated notes, nor will they be paying down the 305 million in senior notes, nor will they be paying down to 240 million of senior subordinated notes. And so consequently, there is very little likelihood that the preferred shareholders would receive anything.

Additionally, the senior subordinated note orders are going to get 18% interest instead of 12%. My sense is that if in fact this tender offer fails, our override lenders or reverse repurchase agreement lenders are likely not going to want to continue to finance our collateral position past March of 2009, and that could in fact result in liquidation of that collateral if we can’t find alternative financing.

We also know that if in fact the Principal Participation Agreement remains in effect, the company will lose its REIT status probably effective with the end of the third quarter of this year. And so we will become taxable entity as well, and we will likely have tax liability for prior periods this year. And as a result, there is little likelihood that the existing preferred shareholders will receive any value.

And at this point I just want to point out one thing: my sense is that if we had not entered into this senior subordinated note financing transaction with all of its associated warrants and Principal Participation Agreement and the tender offer, the company would have been liquidated for less than zero anyway; the preferred shareholders would have received nothing anyway; and so at least in this set of circumstances, the preferred shareholders are receiving $5 in cash, they are receiving 3.5 shares of common stock, there is some potential that the common stock could appreciate over time.

And so effectively, for as onerous as this Principal Participation Agreement sounds, for these investors to put in an excess of $1 billion in the company without this sort of protection would not have been reasonable or would not have been worth considering. So I think it is important to remember that if the company is in a negative equity situation, if its mortgage securities were sold, nobody would receive any value; at least this way, there is some chance that value can be returned over time.

If the exchange offer succeeds, preferred shareholders as I said get $5 cash plus 3.5 shares of common stock. Additionally, the company gets a reduction in its interest rate on the notes, which will save the company $69 million in interest expense each year. And we are collecting about $300 million a quarter in principal payments these days. And so if the PPA, the Principal Participation Agreement, goes away then the company would have the ability to retain and reinvest that $300 million in what we would consider to be a very attractive mortgage investment market today, which could in fact provide some further earnings benefit down the road.

So with the termination of the PPA and the subsequent cash flows that the company would be allowed to collect, we think that we have the potential to improve our operations and we think that we can benefit from the unrealized recovery of the unrealized fair market value of our Mortgage portfolio. So we would encourage folks to consider tendering the shares, we think this is going to be in the best interests of all investors.

The final couple of pages here represent a timeline of events that affected the mortgage industry in general and Thornburg Mortgage specifically. I’m not going through this timeline, I think it is there more for your information and for further background on what’s been happening in the mortgage space dating back to early 2007.

With that said, I will turn it over and open it up for questions, if folks would like to do that. Mike, would you queue some folks up here?

QUESTION AND ANSWER SECTION

Operator: Yes sir. [Operator Instructions] And our first question comes from the location of [Caller #1].

<Q>: I’d like to thank you for the presentation. I guess my primary concern is that as I recall, the prospectus talked about the dividends being cumulative, et cetera. On what basis can the company just unilaterally modify the dividend requirements and other series of events that materially adversely affect the holders?

<A – Larry Goldstone>: Well, the company cannot unilaterally make that decision. We are asking for the preferred shareholders to both change that position – it is a component of our Articles of Incorporation – and so the only way that we can change these various terms of the preferred stock is by a vote of the preferred shareholders. And there are essentially five different votes that are required. There is one vote required for each of the four series of preferreds that are outstanding and so 66.666% of the holders of the series C, series D, series E and series F shareholders have to vote to approve the change in these terms and conditions.

And secondarily, our common shareholders along with the series F preferred shareholders, who have voting rights, also have to approve with a 66.666% majority, the change in these conditions as well. So the company is only proposing that these terms be modified. If you tendered your shares you are effectively agreeing to these changes in condition, but we do need to achieve a 66.666% vote.

<Q>: As a follow-up, the – one of the, I guess, problems that many of the preferred shareholders might be having is that you participate in the exchange and the one-third, up to one-third, that don’t, assuming you hit the two-thirds or more, those that hold out potentially at least might have a worse deal, but might very well have a much better deal since you can’t take dividends until the preferred dividend is paid at that point. And you can’t do anything about it for the cumulative period. And if you ever want to pay a common dividend, you’re going to have to either get the dividends up to date and/or pay off the preferred. What are you doing to prevent that disincentive for participation, other than just the potential about the deal fails?

<A – Larry Goldstone>: Well, I think that if you look closely at the modification of the terms of the preferred stock that we’re asking preferred shareholders to approve, essentially it is removing the right to any prior-period dividend the preferred shareholders may have been entitled to. It is removing their right to cumulative dividends. So they will not get paid any future dividends, or they won’t get paid any dividends, for dividends that have been not paid in the past.

<Q>: Okay.

<A – Larry Goldstone>: Another condition that’s being changed or another term that’s being changed is their right to receive a dividend before we pay a common dividend. So if in fact the tender is successful and 66.666% agree, we will in fact be able to pay a common dividend and we will not have to pay a preferred dividend.

And so the motivation for preferred shareholders to agree to tender is the fact that if they don’t tender – if one-third don’t tender and 66.666 do tender, then in fact the one-third that are holding out will likely never ever receive any value, except they will have a $25 liquidation preference, but I’m not quite sure in practice how they ever get that $25, because the company wouldn’t be liquidating.

So they’ll have a piece of paper that won’t trade, it will be de-listed, there will be no liquidity, they won’t get any past dividends, they won’t get any future dividends, they won’t have a preference over common shareholders, and so my sense is that’s the motivation for them wanting to tender. If the preferred shareholders do not tender, then everybody is going to get wiped out and nobody is going to get anything.

<Q>: Okay. Thank you.

<A – Larry Goldstone>: You are welcome.

Operator: And the next question we have comes from [Caller #2].

<Q>: Mr. Goldstone, when we will receive the $5 cash and the 31/2 of common after we have tended these shares? Will it be – I understand that the date on it is August 19. Will we receive the $5 cash at that time?

<A – Larry Goldstone>: I believe that there is maybe a two- or three-day settlement period after August 20. So you will receive your cash and your shares shortly thereafter, within two or three days.

<Q>: Thank you very much.

<A – Larry Goldstone>: You’re very welcome.

Operator: The next question we have comes from [Caller #3].

<Q>: Hi, Larry, it’s [Caller #3].

<A – Larry Goldstone>: Yes sir.

<Q>: Thanks for the clarification, taking the time to explain this to the various constituent holders. And based on information and belief and speaking with people, my sense is that a lot of the sort of individual, albeit high net worth, but individual revenue institutional investors are not exactly familiar with the things that have allowed the company to do this and there seems to be in some quarters a thought that they’ve had something put over them as a participant in the PPA, the new share raise — the new money raise. Given the environment I think that the offer is not only gracious, but perhaps on rethinking it, not necessary. What in the event that you are not successful, given that the PPA would be able to get the benefit of the wind-down of the company — I mean we’re one of those parties — and perhaps receive more value than giving anything to the shareholders. Given the implied book value and the write-down you’ve taken, what would be the steps necessary if the preferreds elect to play chicken with us to let us just wind the company off and basically take all the value out of it?

<A – Larry Goldstone>: Well, you know it’s hard to say, [Caller #3]. I think that we are hopeful that we have an opportunity to explain to our preferred shareholders just exactly what the situation is that the company finds itself in today. I think it is particularly noteworthy for any investor who thinks that there has been – that they’ve been taking advantage of or that we’re trying to pull a fast one here, to take a look at our March 31 financial statements. In those financial statements, we mark all of our assets to market. And you will very clearly see that as of March 31, if in fact the company had to sell all of its assets, even at those estimated market values, there would be no value available or there was no value available for the equity holders, common or preferred, and in fact many of the debt holders would have lost money as well.

At June 30, when we release our second quarter 10-Q, you will see a similar disclosure. Because we will be marking our assets to market as of that June 30 deadline and preferred shareholders will once again see that there is no equity value in the company if in fact we had to sell these investments.

The sad news here, or the disappointing news from the company’s perspective, is the fact that we believe that all of these investments are essentially money good, meaning they are trading in the marketplace at substantially discounted prices. But if we hold them to maturity, we believe that there’s a 2 to $2.5 billion fair market value recovery that will be realized over the next three or four or five years as these mortgages pay off at a hundred cents on the dollar and are currently being valued today at roughly 80 cents on the dollar.

So holding these assets we think hold substantial benefit for everyone. If we had to sell these assets today, we think that there would be no benefit for anyone. It’s just our goal to try to communicate that fact. Hopefully, the preferred shareholders will come to understand that, and they will realize that the market situation the company is in today is not a situation that was created by the company. We’re not trying to pull a fast one on anyone; it’s just a response to a very, very dire market situation with respect to the mortgage industry today.

<Q>: Well, that’s appreciated. Clearly everyone in our position as a provider of the new capital understands this. I just think it’s helpful — and thank you for pointing this out to the preferred, because specifically there’s value lost far further north of the preferreds’ claims, if they would sort of go and run off and I think there’s been a misunderstanding due to a lack of familiarity on how capital structures work in a wind-down with many of the parties that are in these preferreds.

<A – Larry Goldstone>: Yes; understood.

<Q>: Thank you.

<A – Larry Goldstone>: Thank you.

Operator: The next question we have comes from [Caller #4].

<Q>: Thanks for the phone call. I really appreciate this. My question is entirely from the perspective of the common TMA. Our clients have gone on this for years and enjoyed a great return. And I know you’ve spoken to this both looking backward and looking forward. Would you one more time, in simplest terms speak to – put yourself in the position of speaking to a couple that has owned this TMA for years. Would you reflect on one more time in simplest terms, what’s happened, The Perfect Storm, to make a $25 stock go to $0.25? I realize you’ve said it, but one more time. And then going forward, how would you speak to recovering equity share value? Your comments are greatly appreciated, thanks.

<A – Larry Goldstone>: You’re welcome. I think in simple terms, as I reflect back on the last 3 or so years in the mortgage lending industry in general. We have seen – well, let’s actually go back to 2003. In 2003, that was the single largest mortgage origination year in the history of the mortgage industry. More mortgages were written that year than in any other year and the industry was extraordinarily profitable as a result of that.

In the subsequent years, 2004, 2005, 2006, mortgage origination volumes declined sequentially each year. And there was substantial excess capacity in the industry, and there was substantial competition for a shrinking mortgage market. And one of the ways that the industry collectively chose to compete was by easing credit standards and easing underwriting standards and making mortgages simpler to get.

Although we always believed – and historically, you can go back and see – that we were an outspoken critic of what we saw happening in the industry over that three-year time period. We were concerned that the mortgage industry was out of control, making mortgage money too easy for folks who weren’t going to be able to make their mortgage payments.

In 2007, the music began to stop. The subprime industry, delinquency rates began to rise, that began to put a lot of pressure on credit structures. Investors began to take losses, people stopped making subprime mortgages, home prices started to decline in the subprime space. As home prices declined there, the dominos began to fall.

And it has continued to creep higher and higher up the credit spectrum, until we find ourselves in a situation today where government is needing to come to the rescue of FHA/VA, Fannie Mae and Freddie Mac because of their lending practices and their loss exposure. The rating agencies have been completely discredited as a result of mis-rating or miscommunicating credit enhancement levels and rating structures.

Wall Street dealers, investment banks, commercial banks have written down and approaching hundreds of billions of dollars of mortgage paper, and the industry has basically come to halt as we stand today. Along with home prices falling.

And so I think that that is the explanation for how we got here. The company as always believed in good credit lending practices, I think that we have been one of the few companies that has stuck to our knitting. Being very, very diligent in our lending practices, our delinquency rate today albeit having risen over the last year are so, is still well below what’s been happening in the industry in total. And I think that we have just been caught in the Perfect Storm and our little boat has been rocked pretty good in this ocean of bad credit lending decisioning that’s been going on for the last three or four years.

Going forward, a lot of competition has gone away. I think that the industry in general does not know how to underwrite loans. I don’t think they have the infrastructure to underwrite loans. I think that Thornburg Mortgage has a substantial competitive advantage when it comes to its lending practices, and I think that given the opportunity to be a going concern and continue our operations, I think that we will be able to demonstrate substantial improvements and profitability over the next number of years.

I don’t think that there is a quick fix or a quick solution or even a real substantial recovery of the original $25 that the stock was trading at year or so ago. But I do think that there is an opportunity for the company to do much better than the $0.25 that we’re trading at today.

Operator: And the next question we have comes from [Caller #5].

<Q>: Hi. Thank you for taking my call. Could you provide us with a breakdown of the percentage of institutional ownership versus individual shareholders for the preferred or at least for preferred issue comments of individual shareholders? And also will Georgeson be acting, will they be actively soliciting property or will they just be acting as an information agent for Thornburg?

<A – Larry Goldstone>: Do we know what the institutional breakout is? We don’t really know. We don’t really know what the breakout is of institutional versus individual owners. My sense is that the Series F preferred as much more broadly institutionally held. But we’re going to have to be approaching retail investors in all four series in order to be successful, although I guess I do know it’s the Series E that has one very large, one very large holder. And we are going to be actively soliciting.

The company has taken the solicitation responsibility on itself, and beginning next week we’re going to be starting an outreach campaign to all of our retail shareholders and the brokerage firms where those shares are held, in an attempt to try to get folks to tender, be able to answer their questions and be able to communicate more effectively than simply doing calls like this.

<Q>: Okay, thank you.

<A – Larry Goldstone>: You’re welcome.

Operator: The next question we have comes from [Caller #6].

<Q>: Hi, thanks, guys. Do you have any more clarity on, if you are – if the tender goes through and if you are a going concern, what sort of changes need to take place in the business in order to reduce this sort of risk going forward? You’ve hinted at in the past, but just wondering if you have any more clarity there.

<A – Larry Goldstone>: Well, I don’t have a lot of clarity. I think that certainly, even being somewhat reliant on a reverse repurchase agreement borrowing as a financing strategy is not going to work for the company on a going forward basis. I think that the company has to find a substitute financing vehicle for its reverse repurchase agreement financing.

We have in the past successfully been able to access the securitization market. We think that there is the possibility that we could be more highly focused going forward on originating jumbo and super-jumbo mortgage loans for excellent credit quality borrowers, aggregating those, packaging them into securities and issuing debt financing. We think that that still is a viable business alternative going forward.

We think that reverse repurchase agreement lending is likely too volatile and too unpredictable. We are looking for and exploring a variety of alternative financing structures that might – that might be a replacement, maybe it’s commercial paper, maybe it’s some sort of more a traditional commercial bank financing, maybe it’s some sort of a depository relationship, banking relationship, where we’re looking at a whole variety of different arbiters out there to be able to find balance sheet financing.

<Q>: Okay; thanks.

Operator: And the next question we have comes from [Caller #7].

<Q>: Yes; good morning. And thank you for the update. We’ve already heard from our clients that one tape-recorded call has gone out to them alerting them to the mailing and so forth. Is there going to be another call with a live person calling every shareholder?

<A – Larry Goldstone>: Yes, there will be.

<Q>: Okay. We want to be sure we, Thornburg, and the investment community, that more than one or two calls or maybe more than one call with a live person giving the details is more than enough. Because many people in the investment community have already made calls to the preferred shareholders, giving them the updates, giving them the tender offer conditions, and alerting them to the fact that paperwork will be coming to them. So your solicitation agent, I guess, could make one more phone call with a live person giving them the highlights. But you don’t want to become obnoxious on the phone and tracking them down every two and a half hours. Then it becomes counterproductive for TMA.

<A – Larry Goldstone>: I understand.

<Q>: And it becomes like a magazine subscription contest. And people get upset and then when the tender offer paperwork comes in the mail, they throw it away because they’re disgusted; they’ve heard from your people for nine times in 10 days. So if the investment community has done their job, they’ve talked to their clients, they’ve updated them three or four times, they’ve alerted them to the fact that the paperwork is coming, if your soliciting agent maybe makes one more call with a live person, that’s fine. But I think more than one call would be counterproductive.

<A – Larry Goldstone>: Okay, well, we appreciate your suggestion. I don’t think that we are planning on making harassing phone calls. I think that we want to be sure that people know that the tender is out there. We want them to be looking for the information that’s coming in the mail. We want them to know that there’s a website where the information is available. And we want them to know that there is a person available to answer their questions. And so that’s really the goal.

We do not have a solicitation agent. We are doing our own solicitation. So when clients or investors are getting phone calls, they’re getting phone calls from Thornburg Mortgage employees whose only goal is to be as friendly and as helpful as we can be. But I certainly appreciate the fact that we don’t want to be perceived as bothersome and as, I don’t know, harassing, if you will.

<Q>: Thank you.

Operator: The next question we have comes from [Caller #8].

<Q>: Larry, thank you for taking my question. I have a question concerning the common shareholder. At this point, we’ve experienced a horrendous devaluation. And you speak of shareholder value in the future, and I appreciate that. My question is this: in light of the devaluation we’ve experienced, we’ve also experienced some dilution with the additional shares being issued that you spoke of earlier that had been authorized. And now we’re going to be looking at a considerable further dilution. What impact does this have upon the reverse stock split that you’re going to have to exercise sometime in the near future in order to meet NYSE requirements?

<A – Larry Goldstone>: Right. Well, I think it doesn’t really have much of an impact, I think that if we had to map out a little bit of a strategy or a calendar of events, I think that the goal of the company is to try to complete the tender offer, hopefully by the end of August. Once the tender has been successfully completed, assuming we can get that done, we would then issue the common stock to the preferred shareholders, we would issue warrants, the remaining warrants, the additional warrants to the senior subordinated note holders and at that point in time we would then notify the New York Stock Exchange of our desire to do a – probably a 10 for 1 reverse stock split, and that would then get the company stock trading hopefully in excess of $1 a share, which I believe is roughly what the NYSE requirement is, and that would at least preserve our New York Stock Exchange listing.

<Q>: Okay. Thank you, Larry.

<A – Larry Goldstone>: You bet.

Operator: Mr. Goldstone, I’m seeing no further questions at this time. Sir, would you like me to give the instructions again?

Larry Goldstone: No, I think if that’s the end of the questions, we’re very good. I think that, are we doing a replay of this or...? If you’ll do the replay information for folks, I think that would be very helpful and otherwise I think we’re good, Mike.

Operator: Yes, sir. We do thank you for attending today’s presentation. Unfortunately, that information will be submitted to you at a later time. And we do thank you for participating. And everyone have a great day. This conference is now concluded.